Exhibit 99.6

NICE Launches Upgraded Release of Performance Management
Solutions for Improving Service and Sales Process Efficiency

NICE Performance Management and NICE Incentive Compensation Management solutions enable enterprises to easily manage, measure and motivate frontline service and sales employees

RA’ANANA, ISRAEL, August 27, 2012, NICE Systems (NASDAQ: NICE) today announced Release 4.1 of its NICE Performance Management (PM) and NICE Incentive Compensation Management (ICM) solutions. The enhanced capabilities offered in Release 4.1 enable business users such as compensation managers to easily tailor the information they require according to their specific needs without additional IT assistance. This flexibility streamlines processes and reduces additional overhead, providing sales and service organizations with a faster return on investment and lower total cost of ownership.

Among its capabilities, Release 4.1 includes an enhanced, user friendly menu structure for easier navigation; a new charting engine providing a broad set of chart and graph types; and an updated configuration manager enabling business users to efficiently manage the applications. These features enable enterprises to easily manage, measure and motivate frontline service and sales employees.

Many organizations are currently measuring performance on certain metrics and compensating their front-line employees on different ones. The discrepancy is causing misalignment, resulting in employees not knowing on what to focus. To help organizations align the metrics they measure and the ones on which they compensate, in this latest release, NICE PM and NICE ICM are tightly integrated for organizations that want to manage incentives in their branch, retail or contact center operations. Employees can be accurately compensated according to their performance by meeting their target KPIs such as first contact resolution, average handle time and sales conversion rates.

“As sales and service organizations strive to remain competitive by providing more personalized offerings and higher levels of service to customers, it becomes increasingly important to have efficient processes that motivate, coach and compensate employees based on their performance,” said Mark Selcow, General Manager of NICE Workforce Optimization Solutions. “The new release of NICE Performance Management and NICE Incentive Management provides organizations with an ideal sales and service platform that can be easily adapted to sales, service and hybrid environments while providing a low TCO.”

NICE PM delivers personalized performance data to employees while automating critical managerial activities. The solution drives closed-loop action and improvement by encouraging behavioral coaching. NICE PM combines performance analytics, planning and reporting to enable service organizations to effectively analyze the business.

NICE ICM automates the process of commission, bonus, and incentive administration in support of any type of variable pay strategy. It is designed from the ground up to enable business users to manage all aspects of incentive compensation, from loading sales data to creating incentive plans and managing change post calculations. The solution offers sales organizations calculation accuracy, reduced administrative costs, minimized compensation overspend, insight into effectiveness of variable pay spend, improved sales force motivation, and subsequently, customer and employee retention.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Selcow, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.